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                                                   ---------------------------
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                          UNITED STATES            ---------------------------
                SECURITIES AND EXCHANGE COMMISSION |OMB Number: 3235-0145    |
                     Washington, D.C. 20549        |Expires: August 31, 1999 |
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                             SCHEDULE 13D          ---------------------------


                    Under the Securities Exchange Act of 1934

                           (Amendment No. _________)*

                             SUPERIOR NETWORKS, INC.
________________________________________________________________________________
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PER SHARE PAR VALUE
________________________________________________________________________________
                         (Title of Class of Securities)

                                   868255 10 0
                     ______________________________________
                                 (CUSIP Number)

                                ROBERT W. ROSNER
                         349 West Georgia Street, #3362
                           Vancouver, British Columbia
                                 Canada  V6B 3Y3

                                  604-484-2899
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                  March 4, 2002
________________________________________________________________________________
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].





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CUSIP No. 868255 10 0
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1.     Names  of  Reporting  Persons     ROBERT  W.  ROSNER
       I.R.S.  Identification  Nos.  of  above  persons  (entities  only).:
--------------------------------------------------------------------------------
2.     Check  the  Appropriate  Box  if  a  Member of a Group (See Instructions)
(a)     [_]
(b)     [_]
--------------------------------------------------------------------------------
3.     SEC  Use  Only:
--------------------------------------------------------------------------------
4.     Source  of  Funds  (See  Instruction):     PF
--------------------------------------------------------------------------------
5.     Check  if  Disclosure  of Legal Proceedings is Required Pursuant to Items
2(d)  or  2(e):     N/A
--------------------------------------------------------------------------------
6.     Citizenship  or  Place  of  Organization:     CANADA
--------------------------------------------------------------------------------

Number  of  Shares  Beneficially  by  Owned  by  Each  Reporting  Person  With:

7.     Sole  Voting  Power:            5,000,000  SHARES
                           -----------------------------------------------------
8.     Shared  Voting  Power:          NOT  APPLICABLE
                           -----------------------------------------------------
9.     Sole Dispositive Power:         5,000,000  SHARES
                           -----------------------------------------------------
10.     Shared Dispositive Power:      NOT  APPLICABLE
--------------------------------------------------------------------------------
11.     Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person:

        5,000,000  SHARES

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

        NOT  APPLICABLE

13.     Percent of Class Represented  by  Amount  in Row (11):   NOT APPLICABLE
--------------------------------------------------------------------------------
14.     Type  of  Reporting  Person  (See  Instructions):          IN
    ----------------------------------------------------------------------------
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CUSIP No. 868255 10 0
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ITEM  1.          SECURITY  AND  ISSUER.

The class of equity securities to which this Schedule 13D Statement relates is shares of common stock, par value $0.001 per share (the "Shares"), of Superior Networks, Inc., a Nevada Corporation (the "Company"). The principal executive offices of the Company are located at 501 - 1281 West Georgia Street, Vancouver, British Columbia, Canada V6E 3J7.

ITEM  2.          IDENTITY  AND  BACKGROUND


A.     Name  of  Person  filing  this  Statement:

       ROBERT  W.  ROSNER  (the  "Holder")

B.     Residence  or  Business  Address:

       The business address of Mr. Rosner is 501 - 1281 West Georgia Street, Vancouver, British Columbia, Canada V6E 3J7.

C.     Present  Principal  Occupation  and  Employment:

       Mr. Rosner is the secretary and is a member of the board of directors of the Company. Mr. Rosner was appointed to the board of directors of the Company on February 1, 2002. Mr. Rosner was appointed as secretary of the Company on February 1, 2002. Mr. Rosner has been the owner and the president of Rosner Communications Inc. since July 1985. Rosner Communications Inc. provides consulting services to public companies. Mr. Rosner has been the president and a director of Moreno Ventures Inc., a company listed on the Canadian Venture Exchange, since July 1994. Mr. Rosner has been the president and a director of Fortuna Ventures Inc., a company listed on the Canadian Venture Exchange, since June 1996. Moreno Ventures, Inc. and Fortuna Ventures, Inc. are both companies engaged in the business of mineral exploration. Mr. Rosner is the president and a director of First Cypress Technologies, Inc., a company that is a reporting company under the Securities Exchange Act of 1934.

D. Mr. Rosner has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E. Mr. Rosner has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.     Citizenship:     Mr.  Rosner  is  a  citizen  of  Canada.

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CUSIP No. 868255 10 0
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ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

Mr. Robert Rosner acquired 5,000,000 shares of common stock of the Company from Mr. Randy White, the president and a director of the Company, on March 4, 2002 for an aggregate purchase price of $50,000. The purchase of the shares of common stock by Mr. Rosner from Mr. White was consummated in a private transaction and the consideration for the acquisition has been paid from the personal funds of Mr. Rosner.

ITEM  4.     PURPOSE  OF  TRANSACTION

On March 4, 2002, Mr. Robert Rosner, as purchaser, and Mr. Randy White, as seller and president and a director of the Company, entered into a stock purchase agreement (the "Stock Purchase Agreement") pursuant to which Mr. Rosner has acquired 5,000,000 shares of our common stock (representing approximately 67.2% of the outstanding shares of our common stock) for an aggregate purchase price of $50,000. The purchase of the shares of common stock by Mr. Rosner from Mr. White was consummated in a private transaction and Mr. Rosner may now be considered to be in "control" the Company. As contemplated by the Stock Purchase Agreement, Mr. White, Mark McLean and Renotcka Rzepczyk will resign as directors of the Company, Mr. White will resign as president and Mr. McLean will resign as secretary. Mr. Rosner will remain as the sole director of the Company and will have the authority to appoint our executive officers to fill the vacancies of Mr. White and Mr. McLean. The changes to the Company's board of directors and executive officers are anticipated to be effective ten days after the delivery of the Company's Schedule 14f Information Statement to the Company's shareholders. This date is anticipated to be March 18, 2002.

The purpose or purposes of the acquisition of the Shares by Mr. Rosner was for investment purposes. Mr. Rosner is a director of the Company and is the secretary of the company. Depending on market conditions and other factors, Mr. Rosner may acquire additional shares of the Company's common stock as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Mr. Rosner also reserves the right to dispose of some or all of the Shares in the open market, in privately negotiated transactions to third parties or otherwise.

The Company announced on February 4, 2002 that it has executed a letter of intent for the acquisition of all of the outstanding common shares of Gestion Des Infrastructures Pour L'Entretien GIE Technologies Inc., a Canadian federal corporation ("GIE Technologies"). The letter of intent has been signed between the Company and the common shareholders of GIE Technologies (the "GIE Shareholders"). The Company anticipates issuing a number of shares of its common stock to the GIE Shareholders such that the GIE Shareholders will own 76% of the Company's issued and outstanding shares of common stock on closing of the acquisition. The Company plans to pursue the negotiation and execution of a definitive acquisition agreement with the GEI Shareholders.

The Company currently plans to pursue the execution of a definitive agreement for the acquisition of GIE Technologies and to complete this acquisition once a definitive agreement has been executed. There is no assurance that a definitive acquisition agreement will be executed or that the acquisition will be completed even if an acquisition agreement is executed. The Company also plans to seek to raise additional equity capital in connection with the acquisition of GIE Technologies. There is no assurance that the Company will be successful in raising any additional capital. Mr. Rosner plans to cause the Company to pursue these objectives as a director and executive officer of the Company. Mr. Rosner may also appoint new members to the board of directors of the Company and new executive officers, in connection with the acquisition of GIE Technologies.

As of the date hereof, except as described above, Mr. Rosner does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's

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CUSIP No. 868255 10 0
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Certificate  of  Incorporation or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

A. As of March 4, 2002, the Holder holds beneficially the following securities of the Company:

Title of Security    Amount              Percentage of Shares of Common Stock*
-----------------    -----------         -------------------------------------
Common  Stock        5,000,000  Shares   67.2%
-----------------    -----------         -------------------------------------
*calculated  in  accordance  with  Rule  13d-3

B. The Holder has the sole power to vote or to direct the vote of the Shares held by him and has the sole power to dispose or to direct the disposition of the Shares held by him.

C. The Holder has not effected any sales of the Company's securities during the 60 days prior to the date of this report.

D.     Not  Applicable.

E.     Not  Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM  7.          MATERIAL  TO  BE  FILED  AS  EXHIBITS.

Stock Transfer Agreement dated March 4, 2002 between Randy White and Robert Rosner.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   MARCH  7,  2002
                                   _________________________________________
                                   Date

                                   /s/ ROBERT  W.  ROSNER
                                   _________________________________________
                                   Signature

                                   ROBERT  W.  ROSNER
                                   _________________________________________
                                   Name/Title